Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS
SONIC ENVIRONMENTAL SOLUTIONS INC.

August 22, 2006

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2005.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental processes and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors, such as the oil sands sector, which are reliant on process technologies.

Sonic’s business strategy is to develop and commercialize processes that benefit or rely on low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of the commercial synergies of related technologies and operations, to date focused in the environmental sector.

Sonic has developed and patented several Sonoprocess applications, and has taken the PCB Sonoprocess to full scale operation. This “PCB Sonoprocess” remediates Polychlorinated Biphenyl (PCB) contaminated soils and wastes by chemically de-chlorinating the PCB to render it non-toxic. In conjunction with its PCB Sonoprocess the Company also operates the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. The Company undertakes site remediation projects with these processes through its Environmental Services Division, with operations in western Canada, Ontario and California.

To date the Company has accomplished the following milestones in building the Company’s Environmental Services Division:

  Regulatory Approval. The Company is approved to deploy the PCB Sonoprocess as a mobile treatment system in British Columbia. The Company has also applied for approval in Ontario and other major target markets. The technology was also accepted under the international Environmental Technology Verification program (ETV) which independently accredits new technologies in terms of their performance claims. In addition the Company’s Terra-Kleen extraction process is approved as a mobile system in Ontario and British Columbia in Canada, and has federal acceptance in the USA. Terra-Kleen is also approved in Japan through a licencee Mitsubishi and in Victoria, Australia through a licencee Veolia.

  Contaminated Site Contracts. The Company secured a contract with Juker Holdings for the remediation and removal of up to 3000 tons of PCB contaminated soil which had been contained on the site. This project was partially processed using Sonic’s PCB Sonoprocess and is being completed with the integrated Terra-Kleen / PCB Sonoprocess systems. The Company has also commenced treatment of a site in the Greater Toronto Area (GTA) for up to 2500 tonnes of contaminated soil using the Terra-Kleen process.

  Remediation Facilities. Sonic engineered and constructed its first full-scale, mobile PCB Sonoprocess facility in 2005 and subsequently deployed it at the Juker Holdings site. An extensive field testing and process evaluation was conducted to determine any scale-up issues. This resulted in the integration of the Terra-Kleen extraction process in 2006 as a pre-Sonoprocess stage. The Company is also utilizing a Terra-Kleen treatment facility in Ontario.
  Environmental Operations. The Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process. The Company recently established offices in Ontario to direct all Canadian sales and project management of remediation services.

  International Operating Partners. Sonic works with established operating partners in the environmental sector. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and Veolia (formerly Collex) in Australia and is in discussions with operating partners in other major target markets such as Europe and South America. In Canada the Company is working more directly on opportunities with logistics partners.

The Company’s vision is to establish and continue its role as the Sonoprocess leader. In order to carry out this vision management will:

  Build on the strengths of its primary PCB Sonoprocess and the related Terra-Kleen process by establishing international joint ventures and licensees with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.

  Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to leverage the international networks and relationships which it has established. This is expected to see Sonic expand and diversify direct environmental operations in Canada through niche markets where the Company can gain a technical advantage.

  Prioritize, develop and commercialize additional Sonoprocess applications based on the size of market opportunities and the added value to business units for these markets, with involvement or collaboration of established entities. The Company is investigating the potential of using sonic generator technology in the Alberta oil sands. At this stage there have been no definitive results or agreements but discussions are ongoing. This potential is being investigated by our technical division without detracting from the core team and primary soil remediation division.

Sonic’s Board of Directors will monitor the performance of management against the following criteria:

  Growth of our North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

  Geographical market expansion of environmental Sonoprocess and other proprietary technologies on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

  Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

  Key experienced additions to meet the operational growth objectives of the Company.

  Strengthening and expanding the technical and business advisory boards of the Company.

  Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

Second Quarter Highlights

In the second quarter of 2006 the Company continued to build both the operations of the existing Environmental Services Division and the development of new Sonoprocess opportunities.

The Company has organized to directly deliver remediation services in Canada and the North Eastern USA from a base of operations in southern Ontario. Larry Rodricks, formerly VP of the contaminated sites group at CH2MHill Canada, is now Sonic’s VP Remediation Services and will be responsible for all of the Company’s remediation operations. The Company has focused on integrating the Terra-Kleen extraction technology with its proven Sonoprocessê PCB destruction technology. The two technologies may be used independently but more often sequentially in future PCB remediation projects as the specific site circumstances dictate.

This has been implemented at the Juker site where the Terra-Kleen process was integrated into the site operations to gain operating experience. Over 1100 tonnes had been processed with the Sonoprocess™ directly and the remainder will be completed with Terra-Kleen as the first stage. This results in a much smaller quantity of PCB concentrate which is then chemically treated, as previously, with the Sonoprocess. The Company first demonstrated the Terra-Kleen technology to the satisfaction of the BC Ministry of Environment to gain an operating permit. Subsequent to the end of the quarter the Terra-Kleen process had removed PCB from a substantial part of the remaining soil.

During the second quarter, the Company entered into a remediation contract to clean up a site in the Greater Toronto Area (GTA) which has varying levels of PCB contamination. Sonic will carry out the remediation on-site, under contract to a national remediation company. The contract guarantees a minimum of 500 tonnes, but requires Sonic to be able to remediate up to 2,500 tonnes, of contaminated soil. The work is to be completed before the end of 2006. Sonic’s Terra-Kleen solvent extraction system is mobilized at the GTA site and subsequent to the end of the quarter the company completed the treatment of the first allotment of contaminated soil in accordance with the contract specifications.

Earlier in the second quarter, the Company received a Certificate of Approval for its Terra-Kleen solvent extraction process as a mobile facility for the extraction of PCB and similar contaminants from contaminated soils at sites in Ontario from the Ontario Ministry of Environment.

During the quarter, the company continued to conduct site treatability studies for projects the Company is either currently competing for or may in the near future. Sales and marketing efforts were largely focused on opportunities in Eastern Canada, Australia and Japan. In Australia, Veolia has informed Sonic that it has received approval to operate the Terra-Kleen system on a trial basis in the state of Victoria and Sonic will assist with a limited trial in the next quarter.

During the quarter, the Company has responded to comments from patent authorities in Japan and the USA concerning their patent application for a method to treat dioxins in bottom and fly ash from municipal incinerators.

Subsequent to the end of the quarter the Company formed a wholly-owned subsidiary, SonoOil Inc., to fully explore the use of the Company’s core sonic generator technology in oil sands Sonoprocess applications. In a conjunction with the Alberta Research Council the Company has undertaken confirmatory work on possible Sonoprocess applications. The Company has also been approved for an IRAP grant from the Canadian government for work on another oil sands application in conjunction with an existing oil sands company.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at June 30, 2006. For additional detail, see Note 11 to the financial statements for the six months ended June 30, 2006.

At June 30, 2006	Number Outstanding
Common shares	23,256,734
Options to Purchase Common Shares	2,462,000
Warrants to Purchase Common Shares	2,503,611

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the periods ended December 31, 2005, December 31, 2004, and December 31, 2003. During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenues	$1,114,439	$1,093,387	$87,225
Loss before discontinued operations
and extraordinary items	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Loss for the period	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Total assets	$10,303,680	9,906,729	$8,282,676
Total long-term financial liabilities	$1,001,713	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2004 and 2005. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity and the write down of Plant Two, (see Note 4 in the Financial Statements) losses were $6,106,741 (December 2004 - $2,256,602, December 2003 - $1,178,505). The Company received $738,738 upon the exercise of warrants during 2005 and $312,750 with the exercise of options. The change in assets to $10,303,680 (December 2004 - $9,906,729) is mainly attributable to the continued investments in property, plant and equipment of $1,228,551 (December 2004 - $1,864,567), deferred development costs of $2,544,321 (December 2004 -$411,646) (this includes the acquisition of Terra-Kleen) and patent costs of $46,603 (December 2004 - $67,443).

Results of Operations

	Six months ended		Three months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
REVENUE	$750,902	$592,264	$507,328	$312,232
OPERATING COSTS	$1,087,955	$631,726	$589,268	$383,343
EXPENSES
Advertising	$81,242	$80,841	$30,441	$51,430
Amortization of deferred development costs	$178,653	$8,686	$88,662	$8,686
Amortization of property, plant and equipment	$314,827	$66,099	$158,777	$44,317
Automobile	$38,195	$35,228	$17,557	$17,928
Bank charges and interest	$1,647	$659	$723	$376
Consulting	$638	$2,600	$638	2,600
Insurance	$80,511	$68,256	$35,098	$37,481
Legal and accounting	$166,030	$128,344	$87,373	$77,721
Office, postage and printing	$41,827	$49,772	$21,585	$26,537
Rent	$117,376	$91,617	$58,398	$45,784
Research and development	$28,196	$16,903	$17,087	$4,284
Salaries and wages	$792,578	$582,214	$403,658	$272,538
Salaries and wages - stock compensation	$247,021	$498,866	$116,220	$221,729
Shareholder relations	$34,885	$46,175	$32,501	$45,488
Shareholder relations - stock compensation	$39,630	$8,165	$19,815	$8,165
Telephone and utilities	$38,898	$37,143	$16,764	$24,294
Trade shows	$16,202	$32,056	$7,195	$22,964
Transfer agent, regulatory fees	$19,422	$14,080	$11,002	$7,327
Travel and promotion	$122,938	$257,791	$53,954	$205,663
TOTAL EXPENSES	$2,360,716	$2,025,495	$1,177,448	$1,125,312
Interest Income (Expense)	$(72,147)	$40,715	$(29,683)	$12,967
Provision for income tax	$5,890	-	$5,890	-
Foreign exchange gain/(loss)	$(8,761)	-	$(1,619)	-
LOSS FOR THE PERIOD	$(2,772,787)	$(2,024,242)	$(1,284,800)	$(1,183,456)

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first commercial contract with Juker Holdings Ltd. This contract allowed the Company to construct and test the first full scale PCB Sonoprocess directly on-site and then proceed with the first full scale field trials. Work at this site will be concluded after integration of the Terra-Kleen technology to gain operating experience before equipment is demobilized from the site.

Revenues from PCB collection and disposal for the six months ended June 30, 2006 were $750,902 (2005 – $592,264). Revenue from the Juker site was $316,641 (2005 - $335,872). The June 30, 2006 interim consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

General Expenses

The components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2006 over 2005 with increased emphasis placed on marketing to prospective clients. During the second quarter, Sonic continued to advertise in nationally distributed environmental magazines and marketed the Company at various presentations in the Eastern Canada area.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs. The increase in amortization over the same time in 2005, is attributable to the amortization of plant equipment based on usage as well as the acquisition of Terra-Kleen and the amortization of their capital equipment.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of year-to-date costs over the same time period in 2005 is primarily attributable to the increase in capital assets due to the manufacturing of Sonic’s first commercialized plant as well as the acquisition of Terra-Kleen and their associated assets and operations in the United States. Sonic renewed their insurance during the second quarter and a slight decrease should be reflected over the balance of the year.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facilities in San Diego, California and Fayetteville, North Carolina.

Sonic’s head office lease payments commenced January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease. Rent will increase in 2006 over 2005 due to the acquisition of Terra-Kleen and maintaining their US facilities.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2005 is attributable to the additional employees hired by the Company in the latter part of 2005 and the first quarter of 2006. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

During the second quarter, Sonic attended the International Conference on Remediation of Chlorinated and Recalcitrant Compounds in Monterey, California where Mr. Allen Britten, Dean of Science at Cape Breton University co-presented with Alan Cash, of Sonic, on Sonic’s successful remediation of Sydney Tar Ponds samples. In addition, the Company attended the International Brownfield Summit in Niagara, Ontario.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The significant decrease in interest income over 2005 is attributable the issuance of debentures at the end of 2005 and their associated interest expense. In addition, there is interest associated with the debts from the acquisition of Terra-Kleen which were primarily eliminated over the first half of 2006.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

CHANGE IN ACCOUNTING POLICIES

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

During the current period, salaries of $272,779 (2005 - $205,000) were paid or accrued to directors and officers.

At the end of the second quarter, $17,518 (2005 - $439) was owing to directors, officers and related entities. These amounts are non-interest bearing and have no specific terms of repayments and were incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03
September 30, 2004	$285,523	$674,403	$0.04

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $2,145,613 at June 30, 2006, compared with $1,216,933 at December 31, 2005.

Cash and Cash Equivalents

Sonic had cash of $2,089,535 at June 30, 2006 compared to cash of $1,952,988 at December 31, 2005. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the second quarter, cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $1,164,944 for the period ending June 30, 2006 compared to $1,099,498 in 2005.

For the six months ended, June 30, 2006, cash used in operating activities increased to $2,003,834 compared to $1,875,535 for the six months ending June 30, 2005.

Cash Used in Investing Activities

During the second quarter, Sonic used $219,294 of cash in investing activities compared to $585,343 in 2005. Cash used in investing activities included $29,579 for property, plant and equipment, and $5,496 of patent maintenance costs.

Sonic used $186,909 in investing activities for the six months ending June 30, 2006 compared with $2,277,404 in 2005.

Cash Generated by Financing Activities

Cash generated by financing activities during the second quarter totaled ($42,035) which was attributable to the repayment of a short term loan.

For the six months ended June 30, 2006, Sonic generated $2,327,290 from financing activities. This included the issuance of shares during the first quarter of 2,797,223 units for cash proceeds of $2,517,500, less issuance costs of $142,060 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Other financing activities during the six month period included the exercising of previously outstanding options. 20,000 options were exercised for cash proceeds of $10,000.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of June 30, 2006, Sonic had 2,462,000 stock options and 2,503,611 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.79 per share. The outstanding warrants have a weighted average exercise price of $1.73 per share. Accordingly, as at June 30, 2006, the outstanding options and warrants represented a total of 4,965,611 shares issuable for a maximum of $8,745,433 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. In addition, the US Subsidiary has a twelve month lease for their facility in San Diego to January 31, 2007. The future lease obligations are as follows:

Amount

2006	$101,107
2007	$137,949
2008	$127,315
2009	$126,903

Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

No other material commitments have been made to date.

Outlook

The Company is expanding operations in Ontario to meet demand for the Company’s remediation services in that region. The Company plans to have operating remediation facilities available for on-site remediation projects and at a regional receiving facility for smaller sites which cannot support on-site treatment. The Company is completing operations at the Juker Holdings site with respect to its existing PCB Sonoprocess and newly acquired Terra-Kleen technology. Demobilization at the Juker site is expected to begin before the fourth quarter.

Now that the Company has successfully proven the viability of its core sonic generator technology, the Company is positioned to attract partners for other Sonoprocess applications in industrial sectors. Such industrial process opportunities require development partners as they typically involve extensive infrastructure and new technology must involve little or no technical risk to be considered. In 2006 the Company will allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector is being advanced.

The operations of the Company will remain focused on commercialization of environmental technologies. New business development will be limited to environmental opportunities with direct synergies to our existing operations. The Company will focus its technology development efforts on new Sonoprocess opportunities.

Over the next year Sonic will continue to focus on three key objectives:

  Growth of environmental operations in North America through operating partnerships.

  New International license or joint venture earnings from environmental technologies.

  Technical and business development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured two soil remediation contracts in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

We have not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect our performance and operating costs. This uncertainty is particularly relevant in light of the recent integration of the Terra-Kleen process into our Sonoprocess operations with the objective of improving our overall PCB remediation capabilities. While the recently integrated operations at the Juker site have not resulted in any new substantive technical issues to date, there can be no assurance that the integration will ultimately be successful or that Sonic will otherwise avoid further technical difficulties that inhibit the efficient operation of Sonic's remediation operations. Factors that could increase costs of operation or decrease performance beyond that currently anticipated include higher than predicted rates of maintenance, unanticipated inefficiencies in operations and any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may also limit the application of Sonic's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation or even prevent Sonic from completing its remediation projects.

Financial Risk

In 2005 the Company undertook a full scale soil remediation project in which it extracted and destroyed PCBs in soil to levels that met all required government regulations. However, Sonic is integrating the Terra-Kleen process into its operations and has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of the Company's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Insurance Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environment-related regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental-related incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build up of fine organic material, the timing for completion of the Juker Project, planned hiring of new executives, the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.